TWINS CHICKEN, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

February 9, 2018



Independent Accountant's Review Report

To Management
Twins Chicken, Inc.
Las Vegas, NV

We have reviewed the accompanying balance sheet of Twins Chicken, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 9, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TWINS CHICKEN, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 4,403	$ 26,243
Accounts Receivable	-	52,187
TOTAL CURRENT ASSETS	4,403	78,430
NON-CURRENT ASSETS		
Fixed Assets, Net	90,104	126,372
TOTAL NON-CURRENT ASSETS	90,104	126,372
TOTAL ASSETS	94,506	204,802
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	58,500
Federal Income Tax Payable	3,023	14,854
TOTAL CURRENT LIABILITIES	3,023	73,354
TOTAL LIABILITIES	3,023	73,354
SHAREHOLDERS' EQUITY		
Common Stock (100,000 shares authorized and issued, no par value)	-	-
Retained Earnings (Deficit)	91,483	131,447
TOTAL SHAREHOLDERS' EQUITY	91,483	131,447
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 94,506	$ 204,802

TWINS CHICKEN, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales	$ 514,340	$ 646,149
Cost of Goods Sold	146,523	156,426
Gross Profit	367,817	489,723
Operating Expense		
Payroll	204,655	186,230
Rent	84,828	132,540
Depreciation	36,268	36,268
General & Adminstrative	21,596	49,443
Advertising	315	5,826
	347,662	410,307
Net Income from Operations	20,155	79,415
Provision for Income Tax	3,023	14,854
Net Income	$ 17,132	$ 64,562

TWINS CHICKEN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 17,132	$ 64,562
Change in Accounts Receivable	52,187	(29,117)
Change in Accounts Payable	(58,500)	(22,223)
Change in Federal Income Tax Payable	(11,831)	14,854
Depreciation	36,268	36,268
Net Cash Flows From Operating Activities	35,256	64,344
Cash Flows From Financing Activities		
Distributions to Shareholders	(57,095)	(54,136)
Net Cash Flows From Investing Activities	(57,095)	(54,136)
Cash at Beginning of Period	26,243	16,035
Net Increase (Decrease) In Cash	(21,839)	10,208
Cash at End of Period	$ 4,403	$ 26,243

TWINS CHICKEN, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	**2016**
Starting Equity	$ 131,447	$ 121,021
Issuance of Common Stock	-	-
Net Income	17,132	64,562
Distributions to Shareholders	(57,095)	(54,136)
Ending Equity	$ 91,483	$ 131,447

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Twins Chicken, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada. The Company owns and operates fast food restaurants, which are organized as wholly owned limited liability companies in the states where they are located.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company's fixed assets consist of restaurant equipment and leasehold improvements. The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company earns revenue the sale of food. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies retail space under a non-cancellable operating lease. The lease commenced in April of 2015 and expires at the end of March 2020.

Future minimum payments due under the lease are as follows:

Year	Amount Due
2018	$58,241
2019	$59,988
2020	$15,107

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 9, 2018, the date that the financial statements were available to be issued.